

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2021

Gregg Coccari
Chief Executive Officer
Udemy, Inc.
600 Harrison Street, 3rd Floor
San Francisco, California 94107

> **Re: Udemy, Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted August 13, 2021**
> **File No. 377-04928**

Dear Mr. Coccari:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted August 13, 2021

Our platform relies on..., page 17

1. We note your revised disclosure in response to comment 2. Please expand to quantify the number or proportion of instructors who provided the majority of course enrollments on your platform in the first half of 2021.

Our Solution, page 86

2. Please revise here and elsewhere as applicable to disclose your customer retention and renewal rates.

Index to Consolidated Financial Statements, page F-1

3.   Please update your financial statements in accordance with Rule 3-12 of Regulation S-X.

General

4.   We note the revised disclosure in response to our prior comment 3 regarding whether instructors agree to provide course content for a minimum term. Expand the first paragraph on page 62 to clarify whether the consumer learner can access course content that an instructor later unpublishes if the consumer subscribes to a consumer subscription offering rather than purchasing a course enrollment. In this regard, we note the disclosure on page 17 that once an instructor unpublishes content or leaves the Udemy platform altogether, you have a right to continue offering such content to new learners on the consumer marketplace for 60 days afterwards and in your subscription offerings for 12 months afterward. In addition, expand the disclosure on page 62 to address the terms that apply to Udemy Business customers when an instructor unpublishes a course.

5.   We note your response to our prior comment 3 regarding whether and how different courses and/or instructors are priced differently and reissue the comment. Please clarify whether and/or how different courses and/or instructors are priced differently.

6.   We note your revised disclosure in response to our prior comment 4. Discuss the terms of the "policies and procedures intended to encourage respectful bahavior," as well as the consequences of any non-compliance with such policies and procedures (including, for example, the consequences and remediative actions related to intellectual property infringement). In addition, describe the terms of your Terms of Use, Instructor Terms, and Trust & Safety policies, the mechanisms and standards you use to review the technical quality and appropriateness of courses, and whether these mechanisms detect infringement of the intellectual property rights of others. Disclose how you determine whether and which actions to take when policy violations occur. To the extent your policies do not address all of these issues, please say so and discuss related risks to the company and investors.

You may contact Aamira Chaudhry at 202-551-3389 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Stacey Peikin at 202-551-6223 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Tony Jeffries